UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2021 AND 2020

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois

June 27, 2022

4

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Assets
Investments, at fair value	$15,408,940	$12,978,506
Notes receivable from participants	86,885	88,523
Accrued interest and dividend income	829	956
Due from brokers	189,159	142,584

Total assets	15,685,813	13,210,569

Liabilities
Investments sold short, at fair value	96,364	35,036
Accrued investment expenses	201	381
Due to brokers	202,357	93,367

Total liabilities	298,922	128,784

NET ASSETS AVAILABLE FOR BENEFITS	$15,386,891	$13,081,785

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2021
(Dollars in thousands)

Additions
Contributions
Employer	$176,564
Participant	338,466
Rollovers	57,626

Total contributions	572,656

Investment income
Net appreciation in fair value of investments	2,456,651
Interest and dividends	139,782

Net investment income	2,596,433

Interest income on notes receivable from participants	3,556

Total additions	3,172,645

Deductions
Benefits paid to participants	867,385
Other expenses	154

Total deductions	867,539

NET INCREASE	2,305,106

Net assets available for benefits
Beginning of year	13,081,785

End of year	$15,386,891

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2021 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

7

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

8

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in employer contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2021, forfeitures reduced Abbott’s employer contributions by approximately $2.8 million. Approximately $2.1 million and $249,000 in forfeitures were available at the end of 2021 and 2020, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 72 (or age 70 ½, if reached prior to January 1, 2020) or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

9

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

10

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption. The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt, government debt and other - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2021 and 2020, the Plan held futures contracts with a notional amount of approximately $1.6 million and $2.2 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2021 and 2020. Changes in fair value are accounted for as investment income within net appreciation in fair value of investments and totaled approximately $717,000 for the year ended December 31, 2021.

11

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2021 and 2020 (dollars in thousands):

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,944,626	$-	$-	$-	$5,944,626
Mutual funds	125,728	-	-	-	125,728
REITs	29,984	-	-	-	29,984
Collective trust funds	-	-	-	8,416,720	8,416,720
Corporate debt	-	217,791	-	-	217,791
Government debt	-	195,521	-	-	195,521
Private 40-Act mutual funds	-	-	-	373,018	373,018
Other	-	105,552	-	-	105,552
Total investments at fair value	$6,100,338	$518,864	$-	$8,789,738	$15,408,940

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$96,364	$-	$-	$96,364
Total investments sold short at fair value	$-	$96,364	$-	$-	$96,364

12

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2020	Markets	Inputs	Inputs	NAV	Total
Assets - Investments:
Common stock	$4,819,600	$-	$-	$-	$4,819,600
Mutual funds	96,224	-	-	-	96,224
REITs	18,379	-	-	-	18,379
Collective trust funds	-	-	-	7,240,401	7,240,401
Corporate debt	-	242,622	-	-	242,622
Government debt	-	146,837	-	-	146,837
Certificate of deposit	-	4,509	-	-	4,509
Private 40-Act mutual funds	-	-	-	409,934	409,934
Total investments at fair value	$4,934,203	$393,968	$-	$7,650,335	$12,978,506

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2020	Markets	Inputs	Inputs	NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$35,036	$-	$-	$35,036
Total investments sold short at fair value	$-	$35,036	$-	$-	$35,036

The Private 40-Act mutual funds are not direct filing entities. These funds invest in fixed income instruments of varying maturities. The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

13

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund. Abbott pays other recordkeeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2021 and 2020 is presented below:

	2021	2020
Abbott common shares, 26,840,006 and 27,617,036 shares, respectively (dollars in thousands)	$3,777,462	$3,023,789
Market value per share	$140.74	$109.49

14

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $49.5 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated May 19, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2021 through the date these financial statements were issued. Other than disclosed below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

The Plan received an updated determination letter dated April 13, 2022 in which the IRS determined and informed Abbott that the Plan and related Trust are designed in accordance with applicable sections of the IRC.

15

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$3,777,462

Common stock
5TH 3RD BANCORP		1,069
ABBVIE INC.		1,928,644
ACADIA HEALTHCARE CO INC COM		193
ACUITY BRANDS INC COM		263
ADAPTIVE BIOTECHNOLOGIES CORP COM		12
ADT INC DEL COM		48
ADVANCE AUTO PTS INC COM		544
AECOM		379
AES CORP COM		578
AFFILIATED MANAGERS GROUP INC COM STK		240
AFLAC INC COM		1,374
AGCO CORP COM		235
AGILENT TECHNOLOGIES INC COM		182
AGILON HEALTH INC COM		10
AIR LEASE CORP CL A		170
AKAMAI TECHNOLOGIES INC COM STK		677
ALASKA AIR GROUP INC COM		229
ALBEMARLE CORP COM		978
ALBERTSONS COS INC CL A		169
ALLEGHANY CORP DEL COM		284
ALLEGION PLC COMMON STOCK		102
ALLIANCE DATA SYS CORP COM		119
ALLIANT ENERGY CORP COM		553
ALLISON TRANSMISSION HOLDING		33
ALLY FINL INC COM		593
ALTICE USA INC CL A		36
AMCOR PLC ORD		666
AMDOCS ORD		348
AMEDISYS INC COM		22
AMER FINL GROUP INC OH COM STK		335
AMERCO COM		234
AMEREN CORP COM		815
AMERICAN AIRLINES INC COM		413
AMERICAN WTR WKS CO INC NEW COM		1,234
AMERIPRISE FINL INC COM		536
AMERISOURCEBERGEN CORP COM		710
AMETEK INC NEW COM		1,220
AMPHENOL CORP NEW CL A		531
ANSYS INC COM		734
ANTERO MIDSTREAM CORPORATION		116
APA CORP COM		351
APARTMENT INCOME REIT CORP COM		307
APOLLO		346
APTARGROUP INC COM		289
APTIV PLC COM USD		1,309
ARAMARK COM		304
ARCH CAPITAL GROUP COM STK		453
ARCHER-DANIELS-MIDLAND CO COM		1,355
ARDAGH METAL PACKAGING SA		45
ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER		50

17

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
ARISTA NETWORKS INC COM		132
ARMSTRONG WORLD INDS INC NEW COM STK		103
ARROW ELECTR INC COM		334
ASHLAND GLOBAL HLDGS INC COM		213
ASSURANT INC COM		319
ASSURED GUARANTY LTD COMMON STK		122
ATMOS ENERGY CORP COM		488
AUTONATION INC COM		174
AUTOZONE INC COM		1,243
AVANGRID INC COM		103
AVERY DENNISON CORP COM		303
AVNET INC COM		147
AXALTA COATING SYSTEMS LTD COM		202
AXIS CAPITAL HOLDINGS LTD COM		152
AZEK CO INC CL A		85
AZENTA INC COM		48
BAKER HUGHES CO		638
BALL CORP COM		774
BANK OZK COM		203
BATH & BODY WORKS INC COM		259
BERKLEY W R CORP COM		409
BERRY GLOBAL GROUP INC		358
BEST BUY INC COM STK		691
BEYOND MEAT INC		16
BIO RAD LABORATORIES INC CL A		576
BIOMARIN PHARMACEUTICAL INC COM		580
BK HAW CORP COM		120
BLACK KNIGHT INC COM		453
BLOCK H & R INC COM		29
BOK FINL CORP COM NEW		114
BORG WARNER INC COM		388
BOYD GAMING CORP COM		152
BRIGHT HORIZONS FA COM		55
BRIGHTHOUSE FINL INC COM		148
BROADRIDGE FINL SOLUTIONS INC COM STK		70
BROOKFIELD RENEWABLE CORP CLASS A SUBORDINATE VOTING SHARES WI		127
BROWN & BROWN INC COM		558
BROWN FORMAN CORP CL A		56
BROWN-FORMAN INC CL B NON-VTG COM		242
BRUNSWICK CORP COM		243
BUILDERS FIRSTSOURCE INC COM STK		584
BUNGE LTD		462
BURLINGTON STORES INC COM		40
BWX TECHNOLOGIES INC COM		39
C H ROBINSON WORLDWIDE INC COM NEW		401
C3 AI INC CL A CL A		49
CABLE ONE INC COM		162
CACI INTL INC CL A CL A		225
CAESARS ENTMT INC NEW COM		260
CAMPBELL SOUP CO COM		305
CAPRI HOLDINGS LTD		345
CARDINAL HLTH INC		214
CARLISLE COMPANIES INC COM		283

18

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
CARLYLE GROUP INC COM		321
CARMAX INC COM		699
CARNIVAL CORP COM PAIRED		617
CARRIER GLOBAL CORPORATION COM		903
CARTER INC FORMERLY CARTER HLDGS INC TO 09/13/2003 COM		151
CASEYS GEN STORES INC COM		262
CATALENT INC COM		600
CBOE GLOBAL MARKETS INC		499
CBRE GROUP INC CL A CL A		1,235
CDK GLOBAL INC COM		150
CELANESE CORP DEL COM STK		419
CENTERPOINT ENERGY INC COM		596
CERIDIAN HCM HLDG INC COM		492
CERNER CORP COM		988
CERTARA INC COM		46
CF INDS HLDGS INC COM		545
CHANGE HEALTHCARE INC COM		192
CHARGEPOINT HOLDINGS INC COM		153
CHARLES RIV LABORATORIES INTL INC COM		43
CHEGG INC COM		38
CHEMED CORP NEW COM		211
CHEMOURS CO COM		95
CHURCH & DWIGHT INC COM		857
CIENA CORP COM NEW		427
CIN FNCL CORP COM		614
CINTAS CORP COM		88
CIRRUS LOGIC INC COM		188
CITIZENS FINL GROUP INC COM		595
CITRIX SYS INC COM		271
CLARIVATE PLC		368
CLEAN HBRS INC COM		182
CLEVELAND CLIFFS		357
CLOROX CO., COMMON STOCK		147
CLOUDFLARE INC COM		70
CMS ENERGY CORP COM		677
CNA FNCL CORP COM		44
COHERENT INC COM		24
COLFAX CORP COM		193
COLUMBIA SPORTSWEAR CO COM		129
COM ALCOA CORPORATION COM		400
COMERICA INC COM		410
COMM BANCSHARES INC COM		276
CONAGRA BRANDS INC COM		576
CONCENTRIX CORP		271
CONS EDISON INC COM		1,087
CONTINENTAL RES INC COM		94
COOPER COS INC COM NEW		730
COPA HOLDINGS SA COM STK		94
CORE & MAIN INC COM CL A		19
CORNING INC COM		675
CORTEVA INC COM		1,242
COSTAR GROUP INC COM		250
COTERRA ENERGY INC COM		457

19

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
COTY INC COM CL A		129
CRANE CO COM		180
CREDIT ACCEP CORP MICH COM		186
CROWN HLDGS INC COM		429
CULLEN / FROST BANKERS INC COM		259
CUMMINS INC		1,127
CURTISS WRIGHT CORP COM		195
D R HORTON INC COM		753
DARDEN RESTAURANTS INC COM		226
DARLING INGREDIENTS INC COMSTK		381
DATTO HLDG CORP COM		23
DAVITA INC COM		82
DECKERS OUTDOOR CORP COM		312
DEFINITIVE HEALTHCARE CORP CL A COM		7
DENTSPLY SIRONA INC COM		436
DEVON ENERGY CORP NEW COM		1,069
DIAMONDBACK ENERGY INC COM		369
DICKS SPORTING GOODS INC OC-COM OC-COM		260
DISCOVER FINL SVCS COM STK		548
DISCOVERY INC - A		140
DISCOVERY INC COM		260
DISH NETWORK CORP CL A COM STK		290
DIVERSEY HOLDINGS LTD COM		8
DOLBY LABORATORIES INC CL A COM STK		220
DOLLAR TREE INC COM STK		1,126
DOMINOS PIZZA INC COM		235
DONALDSON INC COM		231
DOORDASH INC CL A COM		94
DOVER CORP COM		938
DRIVEN BRANDS HLDGS INC COM		65
DT MIDSTREAM INC COM		167
DTE ENERGY CO COM		830
DUCK CREEK TECHNOLOGIES INC COM		60
DUN & BRADSTREET HLDGS INC COM		118
DXC TECHNOLOGY CO COM		291
DYNATRACE INC COM		25
EAGLE MATLS INC COM		238
EAST WEST BANCORP INC COM		399
EASTMAN CHEM CO COM		583
EDISON INTL COM		916
ELANCO ANIMAL HEALTH INC COM		455
ELEMENT SOLUTION INC COM		202
ENCOMPASS HEALTH CORP COM		98
ENTERGY CORP NEW COM		812
ENVISTA HLDGS CORP COM		261
EQT CORP COM		239
EQUIFAX INC COM		789
EQUITABLE HLDGS INC COM		428
ERIE INDTY CO CL A		54
ESSENTIAL UTILS INC COM		445
EURONET WORLDWIDE INC COM		63
EVERCORE INC		186
EVEREST RE GROUP COM		296

20

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
EVERGY INC COM NPV		565
EVERSOURCE ENERGY COM		1,124
EXACT SCIENCES CORP COM		36
EXELIXIS INC COM STK		29
EXPEDITORS INTL WASH INC COM		220
F N B CORP PA COM		139
F5 INC COM STK NPV		530
FACTSET RESH SYS INC COM STK		92
FASTENAL CO COM		150
FASTLY INC CL A CL A		135
FIDELITY NATL FINL INC		512
FIGS INC COM		73
FIRST AMERN FINL CORP COM STK		300
FIRST CTZNS BANCSHARES INC N C CL A		180
FIRST HAWAIIAN INC COM		126
FIRST HORIZON CORPORATION COM		315
FIRST REP BK SAN FRANCISCO CALIF NEW COM		1,324
FIRST SOLAR INC COM		332
FIRSTENERGY CORP COM		814
FLEETCOR TECHNOLOGIES INC COM		493
FLOWERS FOODS INC COM		185
FLOWSERVE CORP COM		143
FLUENCE ENERGY INC CL A		26
FMC CORP COM (NEW)		374
FOOT LOCKER INC COM		141
FORTIVE CORP COMMON STOCK		897
FORTUNE BRANDS HOME & SEC INC COM		388
FOX CORP CL A		422
FOX CORP CL B		186
FRKLN RES INC COM		348
FRONTDOOR INC COM		35
FTI CONSULTING INC COM		185
GALLAGHER ARTHUR J & CO COM		1,251
GAP INC COM		128
GARMIN LTD COMMON STOCK		742
GATES INDL CORP PL COM		55
GENPACT LIMITED COM STK		332
GENTEX CORP COM		297
GENUINE PARTS CO COM		703
GLOBALFOUNDRIES INC		58
GLOBE LIFE INC COM		338
GLOBUS MED INC CL A NEW COM STK		193
GODADDY INC CL A		460
GOHEALTH INC CL A		1
GRACO INC COM		184
GRAINGER W W INC COM		146
GRAND CANYON ED INC COM STK		122
GRAPHIC PACKAGING HLDG CO COM STK		142
GROCERY OUTLET HLDG CORP COM		89
GUIDEWIRE SOFTWARE INC COM		343
GXO LOGISTICS INC COM		45
HAIN CELESTIAL GROUP INC COM		140
HALLIBURTON CO COM		691

21

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
HANESBRANDS INC COM STK		84
HANOVER INS GROUP INC COM		168
HARLEY DAVIDSON COM		208
HARTFORD FINL SVCS GROUP INC COM		844
HASBRO INC COM		469
HAWAIIAN ELEC INDS INC COM		157
HAYWARD HLDGS INC COM		47
HEICO CORP NEW CL A		246
HEICO CORP NEW COM		157
HENRY SCHEIN INC COMMON STOCK		387
HERBALIFE NUTRITION LTD COM STK		125
HERSHEY COMPANY COM STK		145
HESS CORP COM STK		689
HEWLETT PACKARD ENTERPRISE CO COM		738
HEXCEL CORP NEW COM		156
HF SINCLAIR		176
HILTON WORLDWIDE HLDGS INC COM NEW		508
HOLOGIC INC COM		691
HORIZON THERAPEUTICS PLC		688
HORMEL FOODS CORP COM		497
HOWARD HUGHES CORP COM STOCK		152
HOWMET AEROSPACE INC COM		410
HP INC COM		1,021
HUBBELL INC COM		406
HUNT J B TRANS SVCS INC COM		69
HUNTINGTON BANCSHARES INC COM		797
HUNTINGTON INGALLS INDS INC COM		265
HUNTSMAN CORP COM STK		260
HYATT HOTELS CORP COM CL A		171
IAC/INTERACTIVECORP NEW COM		358
ICU MED INC COM		170
IDACORP INC COM		205
IDEX CORP COM		646
INCYTE CORP COM		70
INFORMATICA INC CL A		12
INGERSOLL RAND INC COM		903
INGREDION INC COM		233
INTEGRA LIFESCIENCES HLDG CORP COM DESP		174
INTERACTIVE BROKERS GROUP INC CL COM		229
INTERPUBLIC GROUP COMPANIES INC COM		528
INTL FLAVORS & FRAGRANCES INC COM		1,381
INTL PAPER CO COM		654
INVESCO LTD COM STK		276
IONIS PHARMACEUTICALS INC COM		12
IOVANCE BIOTHERAPEUTICS INC COM		71
IPG PHOTONICS CORP COM		208
IQVIA HLDGS INC COM		980
ITT INC COM		317
JABIL INC COM		77
JACK HENRY & ASSOC INC COM		328
JACOBS ENGR GROUP INC COM		647
JAMF HLDG CORP COM		11
JANUS HENDERSON GROUP PLC		255

22

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
JAZZ PHARMACEUTICALS PLC COM		275
JEFFERIES FINL GROUP INC COM		305
JETBLUE AWYS CORP COM		162
JONES LANG LASALLE INC COM STK		489
JUNIPER NETWORKS INC COM		417
KELLOGG CO COM		325
KEMPER CORP DEL COM		127
KEYCORP NEW COM		772
KEYSIGHT TECHNOLOGIES INC COM		773
KIRBY CORP COM		127
KKR & CO INC CL A		1,492
KNIGHT-SWIFT TRANSN HLDGS INC CL A		352
KOHLS CORP COM		266
KROGER CO COM		1,205
LAB CORP AMER HLDGS COM NEW		1,090
LAMAR ADVERTISING CO NEW CL A		47
LAMB WESTON HLDGS INC COM		234
LANDSTAR SYS INC COM		28
LAZARD LTD CL A		157
LEAR CORP COM NEW		395
LEGALZOOM COM INC COM		4
LEGGETT & PLATT INC COM		197
LEIDOS HLDGS INC COM		452
LEMONADE INC COM		52
LENNAR CORP CL A		1,119
LENNAR CORP CL B		54
LENNOX INTL INC COM		385
LESLIES INC COM		13
LIBERTY BROADBAND CORP COM SER A		136
LIBERTY BROADBAND CORP COM SER C		817
LIBERTY MEDIA CORP DEL COM SER A SIRIUSXM GROUP		169
LIBERTY MEDIA CORP DEL COM SER A FORMULAONE COM		54
LIBERTY MEDIA CORP DEL COM SER C SIRIUSXM GROUP		296
LIBERTY MEDIA CORPORATION COM SER C FORMULA		449
LINCOLN NATL CORP COM		374
LITHIA MTRS INC COM CL A		286
LITTELFUSE INC COM		271
LIVE NATION ENTERTAINMENT INC		366
LKQ CORP COM LKQ CORP		588
LOEWS CORP COM		444
LOUISIANA-PACIFIC CORP COM		229
LOYALTY VENTURES INC COM		22
LUMEN TECHNOLOGIES INC		461
LUMENTUM HLDGS INC COM		276
LYONDELLBASELL IND N V COM		765
M & T BK CORP COM		709
MADISON SQUARE GARDEN SPORTS CORP		73
MANDIANT INC COM		105
MANHATTAN ASSOCS INC COM		165
MANPOWERGROUP INC		190
MARATHON OIL CORP COM		458
MARATHON PETE CORP COM		1,416
MARKEL CORP HOLDING CO COM		500

23

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
MARRIOTT VACATIONS WORLDWIDE CORP COM		253
MARTIN MARIETTA MATLS INC COM		986
MARVELL TECHNOLOGY INC COM		2,579
MASCO CORP COM		615
MASIMO CORP COM STK		145
MASTEC INC COM		186
MC CORMICK & CO INC COM NON-VTG		867
MCAFEE CORP		18
MCKESSON CORP		1,171
MDU RES GROUP INC COM		224
MERCURY GEN CORP NEW COM		51
MERCURY SYSTEMS INC		111
MGIC INVT CORP WIS COM		168
MGM RESORTS INTERNATIONAL COM		630
MICROCHIP TECHNOLOGY INC COM		270
MIDDLEBY CORP COM		273
MIRATI THERAPEUTICS INC COM		37
MISTER CAR WASH INC COM		10
MKS INSTRS INC COM		54
MOHAWK INDS INC COM		360
MOLINA HEALTHCARE INC COM		560
MOLSON COORS BEVERAGE COMPANY COM CLASS B		298
MORNINGSTAR INC COM STK		27
MOSAIC CO/THE		525
MOTOROLA SOLUTIONS INC		1,625
MSA SAFETY INC COM		142
MSC INDL DIRECT INC CL A COM		136
MSCI INC COMMON		515
N V R INC COM		225
N-ABLE INC COM		16
NASDAQ INC		879
NATERA INC COM		19
NATIONAL INSTRS CORP COM		208
NATL FUEL GAS CO COM		201
NCR CORP COM		122
NEKTAR THERAPEUTICS COM		87
NETAPP INC COM STK		248
NEW YORK CMNTY BANCORP INC COM		198
NEW YORK TIMES CO CL A		287
NEWELL BRANDS INC COM		299
NEWMARKET CORP COM		80
NEWS CORP COM CL A		312
NEWS CORP COM CL B		97
NEXSTAR MEDIA GROUP INC CL A		199
NIELSEN HOLDINGS PLC COMSTK		264
NISOURCE INC COM		389
NORDSON CORP COM		442
NORDSTROM INC COM		14
*NORTHERN TR CORP COM		884
NORTONLIFE LOCK INC		378
NORWEGIAN CRUISE LINE HLDGS LTD COM		276
NOV INC COM		190
NRG ENERGY INC COM NEW		206

24

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
NUANCE COMMUNICATIONS INC		352
NUCOR CORP COM		1,174
NVENT ELECTRIC PLC COM		228
O REILLY AUTOMOTIVE INC NEW COM		1,177
OAK STR HEALTH INC COM		11
OCCIDENTAL PETROLEUM CORP		770
OGE ENERGY CORP COM		276
OLAPLEX HLDGS INC COM		68
OLD DOMINION FREIGHT LINE INC COM		104
OLD REP INTL CORP COM		248
OLIN CORP COM		275
OLLIES BARGAIN OUTLET HLDGS INC COM		120
OMNICOM GROUP INC COM		555
ON SEMICONDUCTOR CORP COM		475
ONEMAIN HLDGS INC COM		202
ONEOK INC COM STK		938
OPENDOOR TECHNOLOGIES INC COM		191
ORGANON & CO COM		278
ORION OFFICE REIT INC COM		37
OSHKOSH CORPORATION		277
OTIS WORLDWIDE CORP COM		1,333
OWENS CORNING NEW COM STK		326
PACCAR INC COM		1,082
PACKAGING CORP AMER COM		459
PACWEST BANCORP DEL COM		189
PARAMOUNT GLOBAL COM CL A		10
PARAMOUNT GLOBAL COM CL B		633
PARKER-HANNIFIN CORP COM		1,228
PAYCHEX INC COM		203
PAYCOR HCM INC COM		9
PAYSAFE LTD COM		98
PEGASYSTEMS INC COM		9
PENN NATL GAMING INC COM		288
PENSKE AUTOMOTIVE GROUP INC COM STK		119
PENTAIR PLC COM		434
PEOPLES UTD FINL INC COM		273
PERKINELMER INC COM		913
PERRIGO COMPANY LIMITED COM		187
PETCO HEALTH & WELLNESS CO INC CL A COM		37
PG& E CORP COM		660
PHILLIPS 66 COM		1,142
PILGRIMS PRIDE CORP		29
PINNACLE FINL PARTNERS INC COM		255
PINNACLE W. CAP CORP COM		286
PIONEER NAT RES CO COM		783
PLANET FITNESS INC CL A		85
POLARIS INC		69
POPULAR INC COM NEW COM		234
POST HLDGS INC COM STK		239
PPG IND INC COM		849
PPL CORP COM		814
PREMIER INC CL A		180
PRIMERICA INC COM		216

25

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
PRINCIPAL FINL GROUP INC COM STK		681
PROCORE TECHNOLOGIES INC COM		48
PROSPERITY BANCSHARES INC COM		232
PRUDENTIAL FINL INC COM		1,474
PUB SERVICE ENTERPRISE GROUP INC COM		1,211
PULTE GROUP INC		368
PURE STORAGE INC CL A		20
PVH CORP COM		273
QIAGEN NV		454
QORVO INC COM		624
QUANTA SVCS INC COM		584
QUANTUMSCAPE CORP COM		56
QUEST DIAGNOSTICS INC COM		759
QUIDEL CORP COM		178
QURATE RETAIL INC		99
RALPH LAUREN CORP CL A		205
RAYMOND JAMES FNCL INC COM STK		633
REGAL REXNORD CORPORATION COM STK		326
REGIONS FINL CORP NEW COM		754
REINSURANCE GROUP AMER INC COM NEW STK		267
RELIANCE STL & ALUM CO COM		364
RENAISSANCE RE HLDGS LTD COM		155
REPLIGEN CORP COM STK		30
REPUBLIC SVCS INC COM		1,055
RESMED INC COM		135
REYNOLDS CONSUMER PRODS INC COM		62
ROBERT HALF INTL INC COM		54
ROCKWELL AUTOMATION		573
ROLLINS INC COM		20
ROYAL CARIBBEAN GROUP COM STK		606
ROYAL GOLD INC COM STK		248
ROYALTY PHARMA PLC COM CLASS A		190
RPM INTL INC		193
RYDER SYS INC COM		155
S&P GLOBAL		1,786
S.W. AIRL CO COM		911
SAGE THERAPEUTICS INC COM		79
SANTANDER CONSUMER		91
SCHNEIDER NATL INC WIS CL B		50
SCIENCE APPLICATIONS INTL CORP		174
SEABOARD CORP DEL COM		35
SEAGEN INC COM		79
SEALED AIR CORP NEW COM STK		165
SEI INVTS CO COM		234
SENSATA TECHNOLOGIES B V HOLDING		345
SERVICE CORP INTL COM		410
SHOALS TECHNOLOGIES GROUP INC CL A		91
SIGNATURE BK NY N Y COM		690
SIGNIFY HEALTH INC CL A		33
SILGAN HLDGS INC COM		129
SIRIUS XM HLDGS INC COM		201
SITEONE LANDSCAPE SUPPLY INC COM		184
SIX FLAGS ENTMT CORP NEW COM		73

26

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
SKECHERS U S A INC CL A		183
SKYWORKS SOLUTIONS INC COM		486
SL GREEN RLTY		173
SLM CORP COM		207
SMITH A O CORP COM		409
SMUCKER J M CO COM NEW		513
SNAP-ON INC COM		414
SOLARWINDS CORP COM NEW COM NEW		18
SONOCO PROD CO COM		204
SPECTRUM BRANDS HLDGS INC		153
SPIRIT AEROSYSTEMS HLDGS INC CL A		115
SS&C TECHNOLOGIES HLDGS INC COM		661
STANLEY BLACK & DECKER INC COM		1,096
STATE STR CORP COM		1,222
STEEL DYNAMICS INC COM		342
STERICYCLE INC COM		196
STERIS PLC ORD		645
STIFEL FINL CORP COM		258
STONECO LTD COM CLASS A		9
SUNRUN INC COM		250
SVB FINANCIAL GROUP COMMON STOCK		1,382
SYLVAMO CORP COM		36
SYNCHRONY FINL COM		741
SYNEOS HEALTH INC COM		327
SYNOPSYS INC COM		737
SYNOVUS FINL CORP COM NEW		232
T ROWE PRICE GROUP INC		1,067
TAKE-TWO INTERACTIVE SOFTWARE INC		585
TANDEM DIABETES CARE INC COM		20
TAPESTRY INC COM		367
TARGA RES CORP COM		423
TD SYNNEX CORPORATION COM		171
TELADOC HEALTH INC		499
TELEDYNE TECHNOLOGIES INC COM		722
TELEFLEX INC COM		455
TERADATA CORP DEL COM STK		24
TERMINIX GLOBAL HLDGS INC COM		197
TEXTRON INC COM		612
TFS FINL CORP COM STK		32
THOR INDS INC COM STK		118
THOUGHTWORKS HLDG INC COM		27
TIMKEN CO COM		160
TOLL BROS INC COM		172
TOPBUILD CORP COM		57
TORO CO COM		20
TRADEWEB MKTS INC CL A		378
TRANE TECHNOLOGIES PLC COM		890
TRANSDIGM GROUP INC COM		843
TRANSUNION COM		259
TRAVEL + LEISURE CO COM		56
TRIMBLE INC COM TRIMBLE INC		786
TRIPADVISOR INC COM		38
TUSIMPLE HLDGS INC CL A		151

27

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
TWITTER INC COM		1,086
TYLER TECHNOLOGIES INC COM STK		104
TYSON FOODS INC CL A COM (DELAWARE)		901
UBIQUITI INC COM		8
UGI CORP NEW COM		343
ULTRAGENYX PHARMACEUTICAL INC COM		50
UMPQUA HLDGS CORP COM		149
UNDER ARMOR INC CL A		143
UNDER ARMOUR INC CL C COM		128
UNITED AIRLINES HOLDINGS INC COM		509
UNITED RENTALS INC COM		565
UNITED STS STL CORP NEW COM		229
UNITED THERAPEUTICS CORP DEL COM STK		343
UNIVAR SOLUTIONS INC		171
UNUM GROUP		180
UNVL HEALTH SERVICES INC CL B COM		332
US FOODS HLDG CORP COM		277
UWM HLDGS CORP COM CL A		10
V F CORP COM		305
VALERO ENERGY CORP COM STK NEW		1,104
VALMONT INDS INC COM		188
VALVOLINE INC COM		243
VERISIGN INC COM		888
VERISK ANALYTICS INC COM		474
VIASAT INC COM		111
VIATRIS INC		588
VICTORIAS SECRET & CO COM		63
VIMEO INC COM		7
VIRGIN GALACTIC HLDGS INC COM		7
VIRTU FINL INC CL A CL A		91
VISTRA CORP COM		392
VONTIER CORP COM		86
VOYA FINL INC COM		263
VROOM INC COM		34
VULCAN MATERIALS CO COM		988
WABTEC CORP COM		594
WATERS CORP COM		57
WATSCO INC COM		368
WAYFAIR INC CL A		232
WEBSTER FINL CORP		163
WEBSTER FNCL CORP WATERBURY CONN COM		181
WEC ENERGY GROUP INC COM		1,103
WESTERN ALLIANCE BANCORPORATION COM		185
WESTERN UNION CO		194
WESTLAKE CORPORATION COM		93
WESTN DIGITAL CORP COM		732
WESTROCK CO COM		421
WEX INC COM		74
WHIRLPOOL CORP COM		502
WHITE MOUNTAINS INSURANCE GROUP COM STOCK		106
WILLIAMS CO INC COM		1,139
WILLIAMS SONOMA INC COM		108
WILLIS TOWERS WATSON PLC COM		1,061

28

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
WINTRUST FINL CORP COM		185
WOLFSPEED INC COM		464
WOODWARD INC COM		226
WORLD WRESTLING ENTMNT		11
WYNDHAM HOTELS & RESORTS INC COM		109
XCEL ENERGY INC COM		1,312
XEROX HLDGS CORP COM NEW COM NEW		116
XPO LOGISTICS INC COM		39
XYLEM INC COM		263
YUM BRANDS INC COM		1,342
YUM CHINA HLDGS INC COM		708
ZIMMER BIOMET HLDGS INC COM		954
ZIONS BANCORPORATION N A		350
ZYNGA INC		124
Total Common stock		5,944,626

Mutual funds
PIMCO ALL ASSET FUND		125,728

REITs
1ST INDL RLTY TR INC COM		306
AGNC INVT CORP COM		284
ALEXANDRIA REAL ESTATE EQUITIES INC COM		1,238
AMERICAN CAMPUS CMNTYS INC COM		282
AMERICAN HOMES 4 RENT COMMON STOCK		444
AMERICOLD RLTY TR COM		315
ANNALY CAP MGMT INC COM		393
AVALONBAY CMNTYS REIT		1,267
BRIXMOR PPTY GROUP INC COM		271
BSTN PPTYS INC		647
CAMDEN PPTY TR SH BEN INT		635
COUSINS PPTYS INC		215
CUBESMART		439
CYRUSONE INC COM		409
DOUGLAS EMMETT INC COM REIT		201
DUKE RLTY CORP COM NEW REIT		898
EPR PPTYS COM SH BEN INT COM SH BEN INT		126
EQTY LIFESTYLE PPTYS INC REIT		259
EQTY RESDNTL EFF 5/15/02		1,200
ESSEX PPTY TR REIT		821
EXTRA SPACE STORAGE INC COM		975
FEDERAL RLTY INVT		378
GAMING & LEISURE PPTYS INC COM		395
HEALTHCARE TR AMER INC CL A NEW		261
HEALTHPEAK PROPERTIES INC		700
HIGHWOODS PPTYS INC COM		165
HOST HOTELS & RESORTS INC REIT		442
HUDSON PACIFIC PROPERTIES INC COM		132
INVITATION HOMES INC COM		974
IRON MTN INC NEW COM		160
JBG SMITH PROPERTIES COM		126
KILROY RLTY CORP COM		278
KIMCO RLTY CORP COM		515

29

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
REITs - continued
LIFE STORAGE INC COM		449
MEDICAL PPTYS TR INC COM REIT		502
MID-AMER APT CMNTYS INC COM		952
NATIONAL RETAIL PPTYS INC COM STK		302
NEW RESIDENTIAL INVT CORP COM NEW		167
OMEGA HEALTHCARE INVS INC REIT		254
PARK HOTELS & RESORTS INC COM		160
RAYONIER INC REIT		206
REALTY INCOME CORP COM		1,457
REGENCY CTRS CORP COM		458
REXFORD INDL RLTY INC COM		442
SBA COMMUNICATIONS CORP CL A		1,263
SIMON PROPERTY GROUP INC COM		246
SPIRIT REALTY CAPITAL INC COM		213
STARWOOD PROPERTY TRUST INC COM REIT		253
STORE CAPITAL CORPORATION COM		302
SUN COMMUNITIES INC COM		865
UDR INC COM STK		664
VENTAS INC REIT		733
VICI PPTYS INC COM		682
VORNADO RLTY TR COM		264
W P CAREY INC COM		545
WELLTOWER INC COM REIT		1,344
WEYERHAEUSER CO COM		1,110
Total REITs		29,984

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		118,943
CAPITAL GROUP EUROPACIFIC GROWTH TRUST		428,094
CAPITAL GROUP GROWTH FUND OF AMERICA TRUST		1,265,898
CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST		328,782
GW&K SMALL-MID CAP CORE EQUITY FUND		187,488
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		138,855
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		7,621
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		255,997
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		914,424
SSGA S&P 500 INDEX FUND CLASS K		1,769,559
SSGA U.S. BOND INDEX FUND CLASS K		160,411
SSGA TARGET RETIREMENT 2020		250,337
SSGA TARGET RETIREMENT 2025		463,458
SSGA TARGET RETIREMENT 2030		487,753
SSGA TARGET RETIREMENT 2035		433,031
SSGA TARGET RETIREMENT 2040		354,507
SSGA TARGET RETIREMENT 2045		299,529
SSGA TARGET RETIREMENT 2050		220,136
SSGA TARGET RETIREMENT 2055		119,660
SSGA TARGET RETIREMENT 2060		53,256
SSGA TARGET RETIREMENT 2065		7,565
SSGA TARGET RETIREMENT INCOME		151,416
Total Collective trust funds		8,416,720

30

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Futures contracts
EQUITY FUTURES OFFSET - LONG		(1,611)
FUT MAR 22 EMINI S&P 500		476
FUT MAR 22 IMM EMINI MDCP		1,135
Total Futures contracts		-

Corporate debt
AERCAP IRELAND CAP 4.625% DUE 07-01-2022		408
AERCAP IRELAND CAP DESIGNATED ACTIVITY C4.5% DUE 09-15-2023 REG		2,098
AERCAP IRELAND CAP/GLOBA 1.65% DUE 10-29-2024 BEO		3,195
AIR LEASE CORP MED 2.25% DUE 01-15-2023		2,227
AMERICAN ELEC PWR CO INC FLTG RT DUE 11-01-2023 REG		5,001
AMERN HONDA FIN FLTG RT 2.87288% DUE 06-27-2022		1,703
APIDOS CLO XXVII / APIDOS CLO XXVII SR SECD NT CL A-1R 144A 1.17129% 07-17-2030		3,791
AT&T INC FLTG RT 02-15-2023		1,207
ATMOS ENERGY CORP SR NT FLTG 1.02286% 03-09-2023		4,200
B A T CAP CORP 3.36738% 08-15-2022		6,516
BARCLAYS PLC SR NT FLTG VAR RT DUE 05-16-2024/05-16-2023		708
BOEING CO 1.875% DUE 06-15-2023		907
BOEING CO 4.508% DUE 05-01-2023		3,134
BRIXMOR OPER PARTNERSHIP LP FLTG 02-01-2022		1,001
CARLYLE GLOBAL MARKET STRATEGI 14/08/2030 0% 08-14-2030		3,792
CENTERPOINT ENERGY RES CORP DEL SR NT FLTG RATE 1.00429% 03-02-2023		1,696
CHARTER COMMUNICATIONS OPER LLC FRNS 02-01-2024		1,022
CMO WFRBS COML MTG TR 2013-C11 CL A-5 3.071% DUE 03-15-2045 REG		3,812
DAIMLER FIN NORTH AMER LLC CORP FLTG 144A 02-15-2022		2,002
DNB BK ASA MEDIUM VAR RT 1.12429% DUE 12-02-2022		502
DOMINION ENERGY INC FLTG RT DUE 09-15-2023		1,898
DUKE ENERGY CORP NEW SR NT FLTG 03-11-2022		1,301
ENBRIDGE INC FLTG 02-18-2022		5,002
FIRST ABU DHABI BK FR SNR EMTN 04/22		1,002
GEN MLS INC-MEDIUM TERM NTS-BOOK TRANCHE# TR 00148 6.41% 10-15-2022		1,881
GOLDMAN SACHS FLTG RT .946116% DUE 12-09-2026		3,419
GOLDMAN SACHS GROUP INC 1.217% 12-06-2023 BO		802
GS MTG BACKED SECS FLTG RT .89867% DUE 01-25-2052		2,897
KRAFT HEINZ FOODS CO GTD SR NT FLTG DUE 08-10-2022 REG		1,698
LCM XIII LTD PARTNERSHIP / LCM XIII 0% 07-19-2027		800
MFA 2020-NQM2 TR FLTG RT 1.381% DUE 04-25-2065		1,071
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGDUE 07-26-2023 REG		2,048
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGRATE DUE 07-25-2022 REG		3,064
MIZUHO FINL GROUP INC SR NT FLTG DUE 07-16-2023/07-16-2022 REG		2,206
NAVIENT PRIVATE ED LN TR 2020-I 1.39657%04-15-2069		2,241
NISSAN MOTOR ACCEPTANCE 2.6% DUE 09-28-2022		818
NISSAN MTR ACCEP CORP NT FLTG RATE 144A DUE 07-13-2022 BEO		1,001
NOMURA HLDGS INC 2.648% 01-16-2025		1,132
PAC GAS & ELEC CO 1.7% DUE 11-15-2023		1,403
PAC GAS & ELEC CO FIXED 1.75% DUE 06-16-2022		4,500
PAC GAS & ELEC CO FIXED 3.75% DUE 02-15-2024		207
PAC GAS & ELEC CO FLTG RT 2.36471% DUE 06-16-2022		1,800
PACIFIC GAS & ELEC CO 3.25% 06-15-2023		102
PACIFIC GAS & ELEC CO 3.4% 08-15-2024		310
PACIFIC GAS & ELECTRIC CO 3.85% 11-15-2023		103
PALMER SQUARE LN FDG 2021-3 LTD / SR SECD NT CL A-1 FLTG 144A .971 07-20-2029		3,796
PVPTL DAIMLER TRUCKS FLTG RT 12-14-2023		2,502

31

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
PVTPL AMMC CLO 16 LTD/AMMC CLO 16 CORP SR SECD NT CL A-R2 FLTG 04-14-2029		3,229
PVTPL APIDOS CLO 17-26A A1AR FLTG 07-18-2029 USD		1,996
PVTPL AREIT 2020-CRE4 LTD/AREIT SR SECD NT CL SER 20-CRE4 CL A STEP 04-14-2037		540
PVTPL BAMLL COML MTG SECS SR 2019-AHT CL A FLTG 03-15-2034		699
PVTPL CBAM 2018-8 LTD LLC NT CL A-1 FLTG 3C7 10-20-2029 BEO		3,994
PVTPL CMO AREIT 2021-CRE5 LTD/AREIT AREIT 2021-C SR NT CL A VAR RT 07-17-2026		2,993
PVTPL CMO COLT 2021-4 MTG LN TR MTG PASSTHRU CTF CL A-1 10-25-2066		2,947
PVTPL CMO GOSFORTH FUNDING 2012-1 PLC STEP UP DUE 08-25-2060 BEO		172
PVTPL CMO MF1 2020-FL3 LTD SR SECD NT CL A FLTG 07-15-2035 BEO		828
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,489
PVTPL CMO WELLS FARGO COMMERCIAL MTG TST SR 2012-C10 CL AFL VAR RT 09-15-2022		1,869
PVTPL CMO WFRBS COML MTG SER-2014-C21 CL-ASBF FLTG 08-16-2047 BEO		328
PVTPL DAIMLER FIN NORTH AMER LLC NT FLTG RATE 02-22-2022		5,005
PVTPL GPMT 2021-FL3 LTD/GPMT 2021-FL3 LLC SR SECD NT CL A FLTG 07-16-2035		1,743
PVTPL IMPERIAL TOBBACCO FINANCE 3.75% 07-21-2022		4,145
PVTPL KEB HANA BK SR NT FLTG DUE 10-02-2022 BEO		802
PVTPL KKR CLO 9 LTD / KKR CLO 9 LLC 15/07/2030 VAR RT DUE 07-15-2030 BEO		2,993
PVTPL MAGNETITE XVIII LTD/MAGNETITE XVIII LL SR16-18A CL AR2 VAR RT 11-15-2028		300
PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE LO SR 20-FL4 CL A VAR RT DUE 11-15-2035		2,420
PVTPL NAVIENT PRIVATE ED REFI LN TR 2021-G CL A 1.58% DUE 04-15-2070 BEO		2,292
PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069		1,837
PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO		2,371
PVTPL OCTAGON INVT PARTNERS XXI LTD/OCTAGON SR SECD NT 02-14-2031		3,482
PVTPL PALMER SQUARE LN FDG 144A FLTG RT SER 19-3A CL A1 08-20-2027 BEO		1,602
PVTPL PALMER SQUARE LN FDG 2020-1 CL A1 FLTG RT DUE 02-20-2028		2,608
PVTPL SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036 BEO		195
PVTPL SOUND PT CLO XVI LTD/SOUND PT CLO XVI VAR RT DUE 07-25-2030 BEO		1,999
PVTPL STANDARD CHARTERED PLC NT FLTG RATE 11-23-2025		4,601
PVTPL STRATUS CLO 2021-3 LTD/STRATUS CLO202 SR 21-3A CL A VAR RT DUE 12-29-2029		300
PVTPL TCW CLO SER 18-1A CL A1R FLTG 04-25-2031 BEO		299
PVTPL UBS AG LONDON BRH 09/02/2024 .45131% DUE 02-09-2024 BEO		700
PVTPL VENTURE CLO LTD SR 17-28A CL A2R VAR RT 07-20-2030		3,800
PVTPL VIBRANT CLO VI LTD SER 17-6A CL AR FLTG 06-20-2029		2,982
PVTPL VMC FIN 2021-FL4 LLC SR SECD NT CLA 144A FLTG RATE VAR RT DUE 06-16-2036		1,657
PVTPL VOLKSWAGEN GROUP AMER FIN LLC .75%DUE 11-23-2022 BEO		4,999
PVTPL VOYA CLO 2016-4 LTD/VOYA CLO SER 16-4A CL ARR FLTG RT DUE 07-20-2029		3,534
PVTPL Z CAP CR PARTNERS CLO SER 15-1A CL A1R FLTGT RT 07-16-2027		200
READY CAP MTG FING FLTG RT 1.45657% DUE 04-25-2038		1,964
ROYAL BK SCOTLAND FLTG RT 1.97643% DUE 05-15-2023		4,218
SARANAC CLO VI LTD / SARANAC CLO VI 1.94286000729% 08-13-2031		1,900
SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046		1,916
SOUND PT CLO XV LTD / SOUND PT CLO SR SECD NT CL A-RR 144A 1.15886% 01-23-2029		3,995
SOUTHERN CALIF EDISON CO 1ST & REF MTG SER 2021 FLTG .711888% 04-03-2023		4,503
STD CHARTERED PLC FLTG RT 1.325839% DUE 10-14-2023		705
SUMITOMO MITSUI FINL GRP FLTG RT DUE 10-18-2022 BEO		2,411
SYNCHRONY BK 3% DUE 06-15-2022		1,009
THERMO FISHER SCIENTIFIC .797% 10-18-2023		5,481
TOWD PT MTG TR 2021-1 NT CL A1 144A 2.25% 11-25-2061		2,973
UBS GROUP FDG SWITZ AG NT FLTG 144A DUE 08-15-2023/08-15-2022 BEO		5,022
WELLS FARGO & CO NEW NT FLTG DUE 10-31-2023/10-31-2022 REG		2,016
WFRBS COML MTG TR 3.337% DUE 06-15-2046		3,802
Total Corporate debt		217,791

32

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Government debt
FEDERAL HOME LN MTG CORP POOL #ZM5146 4%12-01-2047 BEO		357
FEDERAL HOME LN MTG CORP POOL #ZM6064 4%04-01-2048 BEO		50
FEDERAL HOME LN MTG CORP POOL #ZM8299 4%09-01-2048 BEO		285
FHLMC 4% MBS 01/01/2050 USD'SD-8039 POOL #SD8039 4 01-01-2050		222
FHLMC 4% MBS 01/06/2049 USD'ZT-2087 POOL #ZT2087 4 06-01-2049		288
FHLMC POOL #SD8006 4.0% 08-01-2049		171
FHLMC SD8012 4.0% 09-01-2049 BEO		9
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		629
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		1,323
GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066		125
UNITED STATES TREASURY NOTES 0.125% 11-30-2022		29,134
UNITED STATES TREASURY NOTES 1.125%NTS 08-31-2028 USD		3,435
UNITED STATES TREASURY NOTES .125% DUE 06-30-2022 REG		3,399
UNITED STATES TREASURY NOTES .625% 11-15-2024		11,040
UNITED STATES TREASURY NOTES .875% 12-15-2024		50,968
UNITED STATES TREASURY NOTES 30/11/2023 .5% DUE 11-30-2023 BEO		93,751
UNITED STATES TREAS BILLS 01-27-2022		335
Total Government debt		195,521

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		373,018

Other
KOMMUNEKREDIT 2.5% SNR EMTN 14/04/22 USD		8,049
METROPOLITAN TRANSN AUTH N Y REV .777% 11-15-2022 BEO TAXABLE		4,003
REPO W/BARCLAYS .02% FROM 12-31-2021 TO 01-03-2022		93,500
Total Other		105,552

*Loans to participants, 3.00% to 9.25%		86,885

		$15,495,825

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

33

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2021 and 2020

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois
June 27, 2022

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Assets
Cash	$9	$4
Investments, at fair value	242,246	201,807
Notes receivable from participants	4,518	4,410
Due from brokers	1	4
Accrued interest income	4	3

Total assets	246,778	206,228

Liabilities
Accrued investment expenses	-	3
Due to brokers	303	15

Total liabilities	303	18

NET ASSETS AVAILABLE FOR BENEFITS	$246,475	$206,210

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2021
(Dollars in thousands)

Additions
Contributions
Employer	$2,284
Participant	4,829

Total contributions	7,113

Investment income
Net appreciation in fair value of investments	39,255
Interest and dividends	4,571

Net investment income	43,826

Interest income on notes receivable from participants	178

Total additions	51,117

Deductions
Benefits paid to participants	10,844
Other expenses	8

Total deductions	10,852

NET INCREASE	40,265

Net assets available for benefits
Beginning of year	206,210

End of year	$246,475

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2021 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in matching contributions upon qualifying disability.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2021, approximately $70,300 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $181,000 and $117,900 were available at the end of 2021 and 2020, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Distribution must be made by the 1st of April following the year the participant reaches age 72 (or age 70 ½, if reached prior to January 1, 2020) or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption.

The following tables summarize the basis used to measure investments at fair value at December 31, 2021 and 2020 (dollars in thousands):

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$115,446	$-	$-	$-	$115,446
Mutual funds	45,416	-	-	-	45,416
Collective trust funds	-	-	-	81,384	81,384
Total investments at fair value	$160,862	$-	$-	$81,384	$242,246

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2020	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$92,499	$-	$-	$-	$92,499
Mutual funds	13,336	-	-	-	13,336
Collective trust funds	-	-	-	95,972	95,972
Total investments at fair value	$105,835	$-	$-	$95,972	$201,807

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2021 and 2020 is presented below:

	2021	2020
Abbott common shares, 594,382 and 605,942 shares, respectively (dollars in thousands)	$83,653	$66,345
Market value per share	$140.74	$109.49

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Custodian. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $1,085,000 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2021 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021
(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
Common stock - employer securities
*Abbott Laboratories, common shares		$83,653

Common stock
AbbVie Inc., common stock		31,793
Total Common stock		115,446

Mutual funds
American Funds EuroPacific Growth Trust		6,350
American Funds The Growth Fund of America Trust		18,369
American Funds Washington Mutual Investors Trust		4,090
PIMCO All Asset Fund		2,984
PIMCO Short Asset Investment Fund		9,743
Vanguard Mid-Cap Value Index Fund Admiral		3,880
Total Mutual funds		45,416

Collective trust funds
Blackrock International Opportunities Fund		2,464
GW&K Small-Mid Cap Core Equity Fund		4,600
*Northern Trust Collective ACWI ex-U.S. Index Fund		804
*Northern Trust Collective Short Term Investment Fund		546
PIMCO Total Return Collective Trust Fund		2,720
SSGA Russell Small/Mid Cap Index Fund		4,832
SSGA S&P 500 Index Fund		17,184
SSGA U.S. Bond Index Fund		1,030
SSGA Target Retirement 2020		4,970
SSGA Target Retirement 2025		8,703
SSGA Target Retirement 2030		8,317
SSGA Target Retirement 2035		6,333
SSGA Target Retirement 2040		5,870
SSGA Target Retirement 2045		4,210
SSGA Target Retirement 2050		2,636
SSGA Target Retirement 2055		1,447
SSGA Target Retirement 2060		315
SSGA Target Retirement 2065		9
SSGA Target Retirement Income		4,394
Total Collective trust funds		81,384

*Loans to participants, 3.21% to 5.50%		4,518

		$246,764

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 27, 2022	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator